Statement of Cash Flows
Year Ended March 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(119,469)
Adjustments to reconcile net loss to net cash used by operating activities		
Change in prepaid expenses and other assets		1,221
Change in accrued expenses		151
Net cash used by operating activities		(118,097)
Cash - Beginning of year		255,544
Cash - End of year	**$**	**137,447**